Remote Knowledge, Inc.

3657 Briarpark Drive, Suite 100

Houston, Texas 77042

281-599-4800

281-599-0165 (fax)

United States Securities and Exchange Commission

450 5th Street Northwest

Washington, DC 20549

Mail Stop 6010

Attn: Kate Tillan

Fax # 202-772-9218

March 13, 2006

Re:	Response to February 22, 2006 Letter from SEC
SEC File No. 333-106247

To Whom It May Concern,

This letter represents the response by Remote Knowledge, Inc. (the “Company”), to the comment letter, dated February 22, 2006, from the United States Securities and Exchange Commission (the “Commission”).

Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Note 5. Related Party Transactions, page 35

Please refer to your response to prior comment 1 from our December 15, 2005 letter. You refer to paragraph 10(e) of SFAS 133 as the guidance you relied upon in determining that SFAS is not applicable to the interest rate feature of the debt issued in January, April, July, September and October of 2003. Paragraph 58(c)(3), which provides implementation guidance on SFAS 133, clarifies that the exception in paragraph 10(e)(3) is intended to apply to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. It is not intended to apply to contracts based on changes in sales or revenues due to changes in market prices. Further, even if paragraph 10(e)(3) did apply, you would need to evaluate whether the contract’s underlying is the combination of two or more variables, and one or more would not qualify for one of the exceptions above, such as the minimum interest payment. You should apply SFAS 133 based upon the predominant characteristics of the combined variable. The contract is subject to the requirements of SFAS 133 if the changes in its combined underlying are highly correlated with changes in one of the component variables that would not qualify for an exception. Please also refer to paragraph 13(b) of SFAS 133.

Upon further review the Company agrees that SFAS 133 does apply to the interest rate feature of the debt issued in January, April, July, September and October of 2003 since the exception provided in 5(c) (3) does not apply because 58(c) further states:

“If a contract’s underlying is the combination of two or more variables, and one or more would not qualify for one of the exceptions above, the application of this Statement to that contract depends on the predominant characteristics of the combined variable. The contract is subject to the requirements of this Statement if the changes in its combined underlying are highly correlated with changes in one of the component variables that would not qualify for an exception.”

In this case there are two variables and it appears the minimum interest variable does not qualify for an exception, and that the minimum interest is the predominant characteristic of the combined variable.

The minimum interest of 20% of the face value on the January and April debt issues was intended to yield a substantial rate of return to the note holder. It was mandatory for the Company to raise additional funds by late summer or it would run out of cash and not be able to continue in business. Therefore, because the conversion was mandatory, it was certain that the notes would be converted otherwise the Company would cease to exist. If you assume repayment of the principal in 6,7,8 and 9 months and the payment of minimum interest at the end of 2 years the rate of return ranges from 29.3% to 21.5%.

We had been unable to arrange the permanent financing by July which made it necessary to do additional short-term financing in the series of notes issued in July, September and October. Similarly the minimum interest on the notes was established to pay a substantial rate of return but the payment rate was reduced to 15% since it was assumed these notes would only be outstanding for a maximum of 4 months since we again would run out of cash without permanent financing. Although these notes did not convert we assumed they would be repaid, with the proceeds of the financing. The rate of return on these notes was estimated at 4 months outstanding to be 31.2%.

The potential royalty, if any, had almost no probability to exceed the interest payment since the product design was not complete, no costs or sales prices had been determined, and there had been no sales contracts with potential customers.

We believe any reasonable valuation at that time would have placed zero probability on the royalty exceeding the minimum interest and that the minimum interest would produce a higher yield than its stated rate, and therefore, such valuation would have deemed the minimum interest of 20% as the correct amount to assign as the derivative’s value. This is the amount we recorded as interest expense; however, because it should have been a derivative it was recorded in incorrect periods. The actual amounts recorded, the amounts which should have been recorded, the difference between these amounts as well as the annual net loss for such periods are reflected below.

Year	Actual	Proper	Difference	Reported Net Loss
2003	$129,676.97	$326,356.82	$196,679.85	$7,258,865.00
2004	$292,383.03	$174,843.18	$(117,539.85)	$4,564,727.00
2005	$79,140.00	0	$(79,140.00)	$7,000,000	*

*	Approximate

We believe the difference is immaterial in each period and should not require a restatement. We also are putting in place procedures to ensure that these types of transactions that have the potential to have elements classified as derivatives are thoroughly reviewed to determine the proper accounting. Specifically, we are contacting several consultants with extensive experience in these matters to engage one to review future transactions and advise us as to the proper accounting.

Please contact me at 281-599-4948 if you have any comments.

Sincerely,

/s/ Henry Houston
Henry Houston
CFO
Remote Knowledge, Inc.